UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                    Form 6-K

       REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13A-16 OR 15D-16
                    UNDER THE SECURITIES EXCHANGE ACT OF 1934



For the month of        September         , 2003
                 -------------------------
Commission File Number:  001-13196
                         -----------------

                               DESC, S.A. DE C.V.
                               ------------------
                 (Translation of registrant's name into English)

 PASEO DE LOS TAMARINDOS 400-B, BOSQUES DE LAS LOMAS, 05120 MEXICO, D.F., MEXICO
 -------------------------------------------------------------------------------
                     (Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form  20-F |X|                 Form 40-F  __
           ---


Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____


Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934. Yes |_| No |X|

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-___________





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                                   SIGNATURES


           Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.




                                                Desc, S.A. de C.V.
                                                --------------------------------
                                                 (Registrant)



Date:    September 11, 2003            By    /s/ Arturo D'Acosta Ruiz
-------------------------------              -----------------------------------
                                             Name:  Arturo D'Acosta Ruiz
                                             Title: Chief Financial Officer




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
The following is included in this report on Form 6-K:

                                                                                                Sequential
          Item                                                                                  Page Number
          ----                                                                                  -----------
1.        Press Release, dated September 10, 2003, announcing Registrant's signing of a              4
          letter of intent to sell its adhesives and waterproofing businesses





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
                                                                       EXHIBIT 1

[Photos]

Contacts:

Arturo D'Acosta Ruiz.                  Blanca Hirani
Alejandro de la Barreda                Melanie Carpenter
Phone: (5255) 5261-8037                Phone:  212-406-3693
alejandro.delabarreda@desc.com.mx      bhirani@i-advise.com
                              www.desc.com.mx


                    Desc signs a letter of intent to sell its
                    -----------------------------------------
                     Adhesives and Waterproofing Businesses
                     --------------------------------------

Mexico City, September 10, 2003 - DESC, S.A. de C.V. (NYSE: DES; BMV: DESC) signed a letter of intent with Henkel Group to sell the adhesive and waterproofing businesses, of its consumer products division. This transaction could be closed before year end.

The adhesive business products are sold under the Resistol(TM), Resistolito(TM) and Simon(TM) brands. This business produces school and household glues, polyvinyl acetate (white glue), contact and acrylic adhesives, sealants and hot melts (specialized adhesives). These products are sold to various industries and final consumers including shoe manufacturers, wood and furniture companies, artisans and businesses within the automotive industry.

The waterproofing products are sold under the Fester(TM), Acriton (TM) and Resikon(TM) brands. This segment also produces and sells chemical products for construction including cement additives and construction coatings, which are used in the construction industry and as household maintenance products.

Sales during 2002 in both businesses reached US $89.4 million representing 4.5% of the consolidated sales for the group. The adhesives and waterproofing businesses are not core for Desc.

This transaction has been approved by Mexico's Federal Antitrust Commission (Comision Federal de Competencia), and once this divestiture is closed, the proceeds will be used principally to strengthen Desc's financial structure and its future performance.


DESC, S.A. DE C.V. (NYSE: DES; BMV: DESC) is one of Mexico's largest industrial groups with sales of approximately US$ 2.0 billion during 2002 and more than 16,000 employees. Through its subsidiaries, the Company is a leading operator in the Autoparts, Chemical, Food and Real Estate Sectors.


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
This press release contains "forward-looking statements" (within the meaning of the Private Securities Litigation Reform Act of 1995) that reflect the current views of Desc's management with respect to future events. The words "anticipate," "believe," "estimate," "expect," "intend," "may," "plan," "project," and "should" and similar expressions generally are intended to identify forward-looking statements. These statements are subject to risks, uncertainties and changes in circumstances. Actual results may differ materially from present expectations as a result of many factors, including, but not limited to, changes in global and domestic political, economic, business, competitive, market and regulatory factors, the cyclicality of the autoparts and chemicals industries and other factors which are described under the heading "Risk Factors" in Desc's most recent Annual Report on Form 20-F filed with the Securities and Exchange Commission. Desc does not assume any obligation to update these forward-looking statements. Any forward-looking statement speaks only as of the date on which it is made.




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